SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Starwood Hotels & Resorts Worldwide, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	52-1193298

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1111 Westchester Avenue, White Plains, New York	10604

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A(c) please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d) please check the following box. ☐
Securities Act registration statement to which this form relates: None
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Each Class is
to be so Registered	to be Registered

Preferred Stock Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Securities to be Registered.
     On March 15, 1999, Starwood Hotels & Resorts Worldwide, Inc. (the “Corporation”) declared a dividend distribution of one Right for each outstanding share of the Corporation’s common stock, par value $.01 per share (“Common Stock”), to stockholders of record at the Close of Business on April 5, 1999. On March 15, 1999, the Corporation filed a Registration Statement on Form 8-A to register Preferred Stock Purchase Rights pursuant to a Rights Agreement dated as of March 15, 1999 adopted by the Corporation. The Rights Agreement and the Form 8-A were subsequently amended on October 2, 2003 and October 24, 2003. The Rights Agreement was amended and restated as of April 7, 2006 in order to reflect that, in connection with the Corporation’s sale of Starwood Hotels & Resorts, a Maryland real estate investment trust (the “Trust”), as described below, the Corporation and the Trust terminated the Amended and Restated Intercompany Agreement dated as of January 2, 1999, between the Corporation and the Trust so that, from and after such termination date, shares of Common Stock are transferable separately from the Class B shares of the Trust (the “Class B Shares”). This amendment and restatement of the Rights Agreement removes all references to the Trust and to the Class B Shares. On April 10, 2006, the merger (the “Merger”) of a subsidiary of Host Marriott Corporation, a Maryland corporation (“Host”), with and the Trust, pursuant to the Master Agreement and Plan of Merger, dated as of November 14, 2005, as amended on March 24, 2006 (the “Merger Agreement”), among Host, Host Marriott, L.P., a Delaware limited partnership (“Host OP”), Horizon Supernova Merger Sub, L.L.C., a Maryland limited liability company wholly owned by Host OP, Horizon SLT Merger Sub, L.P., a Delaware limited partnership, the Corporation, the Trust, Sheraton Holding Corporation, a Nevada corporation, and SLT Realty Limited Partnership, a Delaware limited partnership (“SLT”), was completed. Pursuant to the Merger, Host OP acquired all of the outstanding stock of the Trust (and, indirectly the interests of SLT), and the Trust and SLT thereafter became wholly-owned direct and indirect subsidiaries of Host OP.
     Each Right entitles the registered holder to purchase from the Corporation one one-thousandth of a share (a “Preferred Fraction”) of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a Purchase Price of $125 per Preferred Fraction, subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement dated as of April 7, 2006 (the “Amended Rights Agreement”), between the Corporation and American Stock Transfer and Trust Company, as Rights Agent.
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date (as defined in the Amended Rights Agreement) will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Corporation (the “Board of Directors”) prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.
     Until the Distribution Date, (i) the Rights will be represented by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after April 5, 1999, will contain a notation incorporating the Amended Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     Pursuant to the Amended Rights Agreement, the Corporation reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the Close of Business (as defined in the Amended Rights Agreement) on April 5, 2009, unless earlier redeemed by the Corporation as described below.
     As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise provided in the Amended Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
     In the event that, at any time following the Distribution Date, a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock having a value equal to two times the exercise price of the Right. If an insufficient number of shares of Common Stock is authorized for issuance, then the Board of Directors would be required to substitute cash, property or other securities of the Corporation for the shares of Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Amended Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Corporation as set forth below.
     For example, at an exercise price of $125 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $250 worth of share of Common Stock (or other consideration, as noted above) for $125. Assuming that each share of Common Stock had a value of $50 at such time, the holder of each valid Right would be entitled to purchase 5 shares of Common Stock for $125.
     In the event that, at any time following the Stock Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the Corporation is not the surviving corporation, (ii) the Corporation is acquired in a merger or other business combination transaction in which the Corporation is the surviving corporation and all or part of the Common Stock is converted into securities of another entity, cash or other property or (iii) 50% or more of the Corporation’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”
     The purchase price payable, and the number of Preferred Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preferred Fractions will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Corporation may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Corporation’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     In general, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment and payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Stock Acquisition Date.
     Immediately upon the action of the Board of Directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Corporation, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.
     The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.
     A copy of the Amended Rights Agreement is available free of charge from the Rights Agent. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended Rights Agreement, which is incorporated herein by reference.
Item 2. Exhibits.

Exhibit Number	Description

3.1	Articles of Restatement of the Corporation, as of May 7, 2004 (incorporated by reference to Exhibit 10.1 to the Trust’s and the Corporation’s Joint Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).
3.2	Articles Supplementary dated April 7, 2006, classifying and designing 1,000,000 shares of Series A Junior Participating Preferred Stock of the Corporation, par value $0.01 per share (incorporated by reference to Exhibit 3.1 to the Corporation’s Current Report on Form 8-K dated April 13, 2006 (the “April 13 Form 8-K”) )
3.3	Amended and Restated Bylaws of the Corporation, as amended and restated through April 10, 2006 (incorporated by reference to Exhibit 3.2 to the April 13 Form 8-K).
4.1	Amended and Restated Rights Agreement, dated as of April 7, 2006, between Starwood Hotels & Resorts Worldwide, Inc. and American Stock Transfer and Trust Company, as Rights Agent, which includes the form of Articles Supplementary of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C, (incorporated herein by reference to Exhibit 4.2 to the April 13 Form 8-K).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Kenneth S. Siegel
	Name:	Kenneth S. Siegel
	Title:	Chief Administrative Officer and General Counsel

Date: April 13, 2006